EXHIBIT 99.3

TERMS OF SUPPLEMENTAL STOCK OPTION

The details of your option are as follows:

1.  This option is not intended to qualify and will not be treated as an “incentive stock option” within the meaning of Section 422 of the Internal revenue Code of 1986, as amended from time to time (the “Code”).

2.  The total number of shares of Common Stock subject to this option is set forth in the Supplemental Stock Option Agreement. Subject to the limitations contained herein, this option shall be exercisable with respect to each installment indicated in the Vesting Schedule in the Supplemental Stock Option Agreement on or after the date of vesting applicable to such installment.

3.  (a) The Exercise Price of this option is set forth in the Supplemental Stock Option Agreement and is not less than the fair market value of the Common Stock on the date of grant of this option.

     (b)  Payment of the exercise price per share is due in full in cash (including check and including cash (or check) delivered pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board which results in the receipt of cash (or check) by the Company prior to the issuance of Common Stock) upon exercise of all or any part of each installment which has become exercisable by you; provided, however, that, if at the time of the exercise the Company’s Common Stock is publicly traded and quoted regularly in the Wall Street Journal, payment of the exercise price, to the extent permitted by applicable statutes and regulations, may be made by delivery of already-owned shares of Common Stock owned by you for at least six (6) months and owned free and clear of any liens, claims, encumbrances or security interest or a combination of cash and already-owned Common Stock. Such Common Stock shall be valued (i) if listed on a national securities exchange or quoted on the NASDAQ National Market System, at the closing price on the trading day immediately preceding the date of exercise; or (ii) otherwise at the average of the closing bid and ask quotations published in the Wall Street Journal for the trading day immediately preceding the date of exercise.

4.  The minimum number of shares with respect to which this option may be exercised at any one time is one hundred (100), except (a) as to an installment subject to exercise, as described in paragraph 2, which amounts to fewer than one hundred (100) shares, in which case, as to the exercise of that installment, the number of shares in such installment shall be the number of shares, and (b) with respect to the final exercise of this option this minimum shall not apply. In no event may this option be exercised for any number of shares which would require the issuance of anything other than whole shares.

5.  Notwithstanding anything to the contrary contained herein, this option may not be exercised unless the shares issuable upon exercise of this option are then registered under the Securities Act of 1933, as amended (the “Act”) or, if such shares are not then so registered, the Company has determined that such exercise and issuance would be exempt from the registration requirements of the Act.

6.  The term of this option commences on the date hereof and, unless sooner terminated as set forth below or in the Plan, terminates on the Expiration Date as set forth in the Supplemental Stock Option Agreement. In no event may this option be exercised on or after such date on which it terminates. This option shall terminate prior to the expiration of its term as follows: three (3) months after the termination of your employment with the Company or an affiliate of the Company (as defined in the Plan) for any reason or for no reason unless:

(a)  such termination of employment is due to your permanent and total disability (within the meaning of Section 422(c)(6) of the Code), in which event the option shall terminate on the earlier of the termination date set forth above or one (1) year following such termination of employment; or

(b)  such termination of employment is due to your death, in which event the option shall terminate on the earlier of the termination date set forth above or eighteen (18) months after your death; or

(c)  during any part of such three (3) month period the option is not exercisable solely because of the condition set forth in paragraph 5 above, in which event the option shall not terminate until the earlier of the termination date set forth above or until it shall have been exercisable for an aggregate period of three (3) months after termination of employment; or

(d)  exercise of the option during such three (3) month period would result in liability under Section 16(b) of the Securities Exchange Act of 1934, in which case the option will terminate on the earlier of (i) the termination date set forth above; (ii) the tenth (10th) day after the last date upon which exercise would result in such liability; or (iii) six (6) months and ten (10) days after the termination of your employment with the Company.

However, this option may be exercised following termination of employment as to that number of shares as to which it was exercisable on the date of termination of employment under the provisions of paragraph 2 of this option.

7.  (a) This option may be exercised, to the extent specified above, by delivering a notice of exercise (in a form designated by the Company) together with the exercise price to the Secretary of the Company, or to such other person as the Company may designate, during regular business hours, together with such additional documents as the Company may then require pursuant to subparagraph 5(f) of the Plan.

     (b) By exercising this option you agree that the Company may require you to enter an arrangement providing for the payment by you to the Company of any tax withholding obligation of the Company arising by reason of (1) the exercise of this option; (2) the lapse of any substantial risk of forfeiture to which the shares are subject at the time of exercise; or (3) the disposition of shares acquired upon such exercise.

8.  This option is not transferable, except by will or by the laws of descent and distribution, and is exercisable during your life only by you.

9.  This option is not an employment contract and nothing in this option shall be deemed to create in any way whatsoever any obligation on your part to continue in the employ of the Company, or of the Company to continue your employment with the Company.

10.  Any notices provided for in this option of the Plan shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the address specified below or at such other address as you hereafter designate by written notice to the Company.

11.  This option is subject to all the provisions of the Plan, a copy of which is attached hereto, and its provisions are hereby made a part of this option, including without limitation the provisions of paragraph 5 of the Plan relating to option provisions, and is further subject to all interpretations, amendments, rules and regulations which may from time to time be promulgated and adopted pursuant to the Plan. In the event of any conflict between the provisions of this option and those of the Plan, the provisions of the Plan shall control.

12.  Capitalized terms used herein and not other wise defined shall have the meanings given them in the Supplemental Stock Option Agreement.

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